Management's Discussion and Analysis

For The Three and Nine Months Ended September 30, 2021

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. (formerly Largo Resources Ltd.) ("we", "our", "us", "Largo", or the "Company") for the quarter ended September 30, 2021 ("Q3 2021") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2020 and (iii) the MD&A for the year ended December 31, 2020. References in the below discussion refer to the note disclosures contained in the Q3 2021 unaudited condensed interim consolidated financial statements. References in the below discussion to "Q3 2020" refer to the quarter ended September 30, 2020.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information, including the Company's press releases, has been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR") and is available online under the Company's profile at www.sedar.com and www.sec.gov.

This MD&A reports the Company's activities through November 9, 2021, unless otherwise indicated. References to "date of this MD&A" mean November 9, 2021. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Paul Sarjeant B.Sc. P.Geo., is a Qualified Person as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed the technical information in the MD&A. Mr. Sarjeant is Manager, Geology of the Company. Refer to the Operations section of this MD&A for details of the Qualified Persons involved in reviewing the updated reserves and resources at the Company's Maracás Menchen Mine.

The Company

Subsequent to September 30, 2021, on November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

Largo is a Canadian domiciled company that has historically been solely committed to the production and supply of high-quality vanadium products. The Company recently announced its belief that the development and sale of vanadium based electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. Consequently, the Company is in the process of vertically integrating its highly efficient vanadium production operations with its vanadium based energy storage technology to create a unique competitive advantage in the rapidly growing long duration energy storage market. The Company is confident that using its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, in its VCHARGE± vanadium redox flow battery ("VRFB") technology results in a competitive and practical long duration energy storage product.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "LGO" and on the Nasdaq Stock Market ("Nasdaq") under the symbol "LGO".

Q3 2021 Highlights

• On July 20, 2021, the Company announced that LCE had entered into its first VCHARGE± VRFB sales contract with Enel Green Power España ("EGPE"). Under the contract, LCE is obligated to deliver a five hour, 6.1 MWh VCHARGE± system for a project in Spain with expected commissioning in Q4 2022, subject to receipt of the notice to proceed from EGPE. On July 30, 2021, the Company announced that it had received the notice to proceed.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	1

• On July 22, 2021, consistent with the Company's commitment to its focus on the transition to VRFB development and production, the Company announced the appointment of Mr. Ian Robertson as Co-Chair of the Board of Directors of the Company and as Interim President of LCE.

• On August 19, 2021, the Company announced the release of its 2020 sustainability report, highlighting significant progress made by the Company with its environmental, social and governance priorities in furthering vanadium's role in the global green economy.

• On September 23, 2021, the United States Department of Energy ("DOE") announced funding for research and development projects to scale up American manufacturing of flow battery and long duration storage systems. LCE is expected to receive $4.2 million of this funding to develop and demonstrate highly efficient manufacturing processes for affordable, grid-scale flow batteries. The receipt of funds is subject to the completion of the award negotiation with the DOE, which is expected to be completed within 60 days of the date of announcement.

• The Company's Maracás Menchen Mine produced 3,260 tonnes of vanadium pentoxide ("V2O5 ") in Q3 2021 and had sales of 2,685 tonnes of V2O5 equivalent.

• The Company recorded net income before tax of $13,469 for Q3 2021 and net income of $9,193 after the recognition of an income tax expense of $2,569 and a deferred income tax expense of $1,707.

• The Company's cash balance at September 30, 2021 was $87,567.

Significant Events and Transactions Subsequent to Q3 2021

• Subsequent to September 30, 2021, on November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

• On November 3, 2021, the Company announced the results of an updated mining plan for its Maracás Menchen Mine to provide enhanced access to the vanadium needed for the Company to continue to execute on its energy storage transition strategy. The mining plan also includes new cash flow generation from the production and sale of titanium dioxide pigment. An independent technical report is being prepared in respect of the Company's Maracás Menchen Mine in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects, which will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) on or before December 20, 2021.

Q3 2021 Summary

Financial

	Three months ended
	September 30,	September 30,
	2021	2020	Movement
Revenues	$53,861	$27,474	$26,387	96%

Operating costs	(32,126)	(20,977)	(11,149)	53%
Direct mine and production costs	(18,613)	(11,354)	(7,259)	64%
Professional, consulting and management fees	(4,889)	(2,094)	(2,795)	133%
Foreign exchange (loss) gain	(826)	557	(1,383)	(248%)
Other general and administrative expenses	(989)	(643)	(346)	54%
Share-based payments	(578)	(409)	(169)	41%
Finance costs	(344)	(368)	24	(7%)
Interest income	102	126	(24)	(19%)
Exploration and evaluation costs	(742)	(314)	(428)	136%
	(40,392)	(24,122)	(16,270)	67%
Net income before tax	$13,469	$3,352	$10,117	302%
Income tax expense	(2,569)	(421)	(2,148)	510%
Deferred income tax expense	(1,707)	(382)	(1,325)	347%
Net income	$9,193	$2,549	$6,644	261%

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	2

	Three months ended
	September 30,	September 30,
	2021	2020	Movement
Unrealized loss on foreign currency translation	(12,467)	(4,036)	(8,431)	209%
Comprehensive loss	$(3,274)	$(1,487)	$(1,787)	120%

Basic earnings per share	$0.14	$0.05	$0.09	180%
Diluted earnings per share	$0.14	$0.04	$0.10	250%

Cash provided before working capital items	$20,314	$4,820	$15,494	321%
Net cash provided by operating activities	15,512	382	15,130	3,961%
Net cash provided by financing activities	78	126	(48)	(38%)
Net cash used in investing activities	(6,145)	(4,435)	(1,710)	39%
Net change in cash	6,898	(3,320)	10,218	(308%)

	Nine months ended
	September 30,	September 30,
	2021	2020	Movement
Revenues	$147,954	$77,733	$70,221	90%
Other gains (losses)	-	1,636	(1,636)	(100%)
	147,954	79,369	68,585	86%

Operating costs	(95,264)	(56,786)	(38,478)	68%
Direct mine and production costs	(53,756)	(31,028)	(22,728)	73%
Professional, consulting and management fees	(12,942)	(5,026)	(7,916)	158%
Foreign exchange gain (loss)	531	(11,636)	12,167	(105%)
Other general and administrative expenses	(4,260)	(2,302)	(1,958)	85%
Share-based payments	(1,982)	(1,188)	(794)	67%
Finance costs	(767)	(970)	203	(21%)
Interest income	266	1,082	(816)	(75%)
Exploration and evaluation costs	(1,440)	(843)	(597)	71%
	(115,858)	(77,669)	(38,189)	49%
Net income before tax	$32,096	$1,700	$30,396	1,788%
Income tax expense	(5,028)	(421)	(4,607)	1,094%
Deferred income tax expense	(5,286)	(1,399)	(3,887)	278%
Net income (loss)	$21,782	$(120)	$21,902	(18,252%)
Unrealized loss on foreign currency translation	(6,248)	(52,049)	45,801	(88%)
Comprehensive income (loss)	$15,534	$(52,169)	$67,703	(130%)

Basic earnings (loss) per share (note 13)	$0.34	$-	$0.34	100%
Diluted earnings (loss) per share (note 13)	$0.34	$-	$0.34	100%

Cash provided before working capital items	$49,260	$4,526	$44,734	988%
Net cash provided by (used in) operating activities	36,350	(64,249)	100,599	(157%)
Net cash (used in) provided by financing activities	(6,900)	27,643	(34,543)	(125%)
Net cash used in investing activities	(20,414)	(13,036)	(7,378)	57%
Net change in cash	$8,422	$(52,604)	$61,026	(116%)

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	3

The movements in the discussion below refer to those shown in the previous tables.

• The Company recorded net income of $9,193 in Q3 2021, compared with a net income of $2,549 in Q3 2020. This movement was primarily due to a 96% increase in revenues, a (248)% change in foreign exchange (loss) gain and a 7% decrease in finance costs. This was partially offset by a 53% increase in operating costs, a 133% increase in professional, consulting and management fees, a 41% increase in share-based payments and a 19% decrease in interest income. For the nine months ended September 30, 2021, the Company recorded net income of $21,782, compared with a loss of $120 for the same prior year period. This movement was primarily attributable to similar factors as noted for Q3 2021.

Sales and Trading

• In Q3 2021, the Company sold 2,685 tonnes of V2O5 equivalent (Q3 2020 - 2,320 tonnes). The Company delivered both standard grade and high purity V2O5 as well as ferrovanadium ("FeV") to customers globally.

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers. Increased delays and logistical challenges have impacted all aspects of the Company's supply chain resulting in lower than anticipated sales and increased inventory in transit in Q3 2021. However, the Company continued to deliver on all its commercial commitments through careful planning. The Company does not expect the logistics situation to improve until mid-2022 when higher equipment availability is expected to reduce current bottlenecks, at which point the Company anticipates being able to reduce its inventory in transit through increase sales.

• During Q3 2021, the average price per lb of V2O5 in Europe was $9.40, an increase of 15% from the average of $8.19 seen in Q2 2021 and an increase of 76% from the average of $5.33 seen in Q3 2020. The average price at September 30, 2021 was approximately $8.78, compared with approximately $8.75 at June 30, 2021 and $8.25 at December 31, 2020. During Q3 2021, the average price per kg of FeV in Europe was $38.32, an increase of 58% from the average of $24.20 seen in Q3 2020. The average price at September 30, 2021 was approximately $33.00, compared with approximately $39.80 at June 30, 2021 and $25.25 at December 31, 2020.The Company is now selling products with pricing based on several different V2O5 and FeV benchmarks. The Company's revenues will be driven by the movements in these prices.

• Demand in all of the Company's key markets remained strong in Q3 2021. Despite lower activity in the steel related spot market, the Company has had good uptake on its long-term contracts. The aerospace industry's demand is slowly increasing but still significantly below pre-COVID levels . The Company expects a gradual recovery in vanadium demand from this market over the next two to four years.

• The Company maintains a strong focus on developing new markets for its high purity products and will be supported by the addition of vanadium trioxide ("V2O3") to its product range for that purpose.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$8.65		$7.44
- Purchased material	$-		$8.27
- Total	$8.65		$7.45
FeV revenues per kg of FeV sold[1,2]
- Produced material	$31.59		$27.53
- Purchased material	$29.69		$27.21
- Total	$31.39		$27.50
Revenues per pound sold[1,2]	$9.10	$5.37	$7.90	$5.42

1. The revenues per pound or per kg sold reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Revenues per pound or per kg sold are calculated based on the quantity sold during the stated period.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	4

• During Q3 2021, the Company recognized revenues of $53,861 (Q3 2020 - $27,474) from sales of 2,685 tonnes of V2O5 equivalent (Q3 2020 - 2,320 tonnes). Of the total revenues, $43,642 is related to the Sales & trading segment, $9,108 is related to the Mine properties segment and $1,111 is related to the Corporate segment (after the elimination of inter-segment transactions).

Costs

• Operating costs of $32,126 in Q3 2021 (Q3 2020 - $20,977) include direct mine and production costs of $18,613 (Q3 2020 - $11,354), conversion costs of $2,037 (Q3 2020 - $nil), product acquisition costs of $2,479 (Q3 2020 - $3,877), royalties of $2,707 (Q3 2020 - $1,552), distribution costs of $1,331 (Q3 2020 - $928), inventory write-down of $nil (Q3 2020 - $2), depreciation and amortization of $4,825 (Q3 2020 - $3,264) and a loss on iron ore sales of $134 (Q3 2020 - $nil). The increase in direct mine and production costs is primarily attributable to the increase in sales, with 2,685 tonnes of V2O5 equivalent sold in Q3 2021 (Q3 2020 - 2,320 tonnes), as well as the impact of cost increases for critical consumables, including HFO and diesel. Conversion costs relate to the costs incurred in converting quantities of V2O5 into FeV for delivery to customers and distribution costs relate to the costs incurred in delivering products to customers. Of the total operating costs, $24,815 is related to the Sales & trading segment, $6,651 is related to the Mine properties segment and $660 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Operating costs of $95,264 for the nine months ended September 30, 2021 ($56,786 in the same prior year period) include direct mine and production costs of $53,756 ($31,028 in the same prior year period), conversion costs of $6,660 ($nil in the same prior year period), product acquisition costs of $8,656 ($7,180 in the same prior year period), royalties of $6,588 ($5,149 in the same prior year period), distribution costs of $3,839 ($1,240 in the same prior year period), inventory write-down of $2 ($444 in the same prior year period), depreciation and amortization of $15,713 ($11,745 in the same prior year period) and a loss on iron ore sales of $50 ($nil in the same prior year period)). The increase in direct mine and production costs is primarily attributable to the increase in sales, with 8,494 tonnes of V2O5 equivalent sold in the nine months ended September 30, 2021 (6,508 tonnes in the same prior year period) and the cost increases for critical consumables as noted above. Of the total, $76,105 is related to the Sales & trading segment, $17,662 is related to the Mine properties segment and $1,497 is related to the Corporate segment (after the elimination of inter-segment transactions).

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Cash operating costs per pound[1]	$4.01	$3.50	$3.64	$3.09

Cash operating costs excluding royalties per pound[1]	$3.53	$3.14	$3.27	$2.70

Total cash costs[1]	$4.76	$3.69	$4.54	$3.29

1. The cash operating costs per pound, cash operating costs excluding royalties per pound and total cash costs reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound1 were $3.53 per lb in Q3 2021, compared with $3.14 for Q3 2020. The increase seen in Q3 2021 compared with Q3 2020 is largely due to a decrease in the global recovery, with 83.7% achieved in Q3 2021, compared with 84.2% achieved in Q3 2020, and the impact of cost increases for critical consumables, including HFO and diesel. Produced V2O5 equivalent sold increased, with 5,621 (000s lb) sold in Q3 2021, as compared with 4,310 (000s lb) sold in Q3 2020.

• Total cash costs1 exclude royalties and include the Company's total professional, consulting and management fees and other general and administrative expenses (excluding those for the Largo Clean Energy segment) and is calculated on total pounds of V2O5 sold. For Q3 2021, total cash costs1 were $4.76, as compared with $3.69 for Q3 2020. This includes product acquisition costs, which were $2,479 or $8.28 per lb purchased in Q3 2021, which contributed $0.19 to total cash costs1. For the nine months ended September 30, 2021 this was $8,656 or $8.31 per lb purchased, and contributed $0.22 to total cash costs1.

____________________
1 The cash operating costs per pound, cash operating costs excluding royalties per pound and total cash costs reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MDA.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	5

• Professional, consulting and management fees in Q3 2021 increased from Q3 2020 by 133%. The increase is primarily attributable to costs incurred in Q3 2021 in connection with LCE that was not operational in Q3 2020. In addition, the Company's Corporate segment continues to incur increased insurance, legal, regulatory and compliance costs in Q3 2021 as a result of the Nasdaq listing earlier in 2021 and U.S. regulatory requirements. Of the total professional, consulting and management fee expense in Q3 2021, $360 related to the Sales & trading segment (Q3 2020 - $282), $1,007 related to the Mine properties segment (Q3 2020 - $853), $1,745 related to Corporate (Q3 2020 - $959) and $1,776 related to Largo Clean Energy (Q3 2020 - $nil). For the nine months ended September 30, 2021, total professional, consulting and management fees increased from the same prior year period by 158%. Of the total, $1,119 related to the Sales & trading segment ($798 in the same prior year period), $2,986 related to the Mine properties segment ($2,123 in the same prior year period), $5,090 related to Corporate ($2,105 in the same prior year period) and $3,746 related to Largo Clean Energy ($nil in the same prior year period).

• The foreign exchange loss in Q3 2021 increased from the gain in Q3 2020 by 248%. This is primarily attributable to a strengthening of the U.S. dollar against the Brazilian real by approximately 9% since June 30, 2021 on U.S. dollar denominated cash and liabilities in Brazil and a weakening of the Canadian dollar against the U.S. dollar by approximately 3% since June 30, 2021 on Canadian dollar denominated assets. Of the total foreign exchange loss in Q3 2021, a loss of $55 related to the Sales & trading segment (Q3 2020 - gain of $12), a loss of $415 related to the Mine properties segment (Q3 2020 - gain of $247) and a loss of $350 related to Corporate (Q3 2020 - gain of $298). For the nine months ended September 30, 2021, a loss of $119 related to the Sales & trading segment (gain of $17 in the same prior year period), a gain of $484 related to the Mine properties segment (a loss of $17,769 in the same prior year period) and a gain of $172 related to Corporate (gain of $6,116 in the same prior year period).

• Finance costs in Q3 2021 decreased from Q3 2020 by 7%. The decrease is primarily attributable to the early settlement in Q1 2021 of the credit facilities outstanding in 2020. Of the total in Q3 2021, $8 related to the Sales & trading segment (Q3 2020 - $3), $312 related to the Mine properties segment (Q3 2020 - $364), $4 related to Corporate (Q3 2020 - $1) and $20 related to Largo Clean Energy (Q3 2020 - $nil). For the nine months ended September 30, 2021, finance costs decreased from the same prior year period by 21%, with $24 related to the Sales & trading segment ($10 in the same prior year period), $691 related to the Mine properties segment ($955 in the same prior year period), $9 related to Corporate ($5 in the same prior year period) and $43 related to Largo Clean Energy ($nil in the same prior year period).

• Share-based payments in Q3 2021 increased from Q3 2020 by 41%. The increase is primarily due to the grant of restricted share units ("RSUs") and stock options in 2021. The total in Q3 2021 of $578 was related to the Corporate segment (Q3 2020 - $409). For the nine months ended September 30, 2021, share-based payments increased from the same prior year period by 67%, with the total of $1,982 related to Corporate ($1,188 in the same prior year period).

• Exploration and evaluation costs in Q3 2021 increased from Q3 2020 by 136%. For the nine months ended September 30, 2021, the increase from the same prior year period was 71%. These increases are a result of the diamond drilling activities at the Campbell Pit and on other near mine targets.

• Comprehensive loss for Q3 2021 increased from Q3 2020 by 120% after an increase in the unrealized loss on foreign currency translation of 209%. For the nine months ended September 30, 2021, comprehensive income increased from the same prior year period by 130% after a decrease in the unrealized loss on foreign currency translation of 88%. The unrealized loss on foreign currency translation in Q3 2021 is primarily due to a weakening of the Brazilian real against the U.S. dollar by approximately 9% since June 30, 2021.

Cash Flows

• Cash provided by operating activities of $15,512 in Q3 2021 is an increase from cash provided by operating activities of $382 in Q3 2020. This is primarily due to an increase in cash provided before working capital items of $15,494 and a net decrease in working capital items of $364. The net movement in working capital items is largely driven by an increase in inventory and a decrease in deferred revenue balances in Q3 2021. For the nine months ended September 30, 2021, cash provided by operating activities was $36,350, compared with cash used in operating activities of $64,249 in the same prior year period. This movement is primarily attributable to an increase in cash provided before working capital items of $44,734 and a net change in working capital items of $55,865, which is largely driven by movements in inventory and accounts payable and accrued liabilities.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	6

• Cash provided by financing activities in Q3 2021 decreased from cash provided by financing activities in Q3 2020 by $48. The movement is primarily due to finance lease payments in Q3 2021 of $91 and a change in restricted cash of $302, partially offset by the issuance of common shares of $369. For the nine months ended September 30, 2021, cash used in financing activities increased from cash provided by financing activities in the same prior year period by $34,543. The movement is primarily attributable to the receipt of debt of $15,000 ($24,788 in the same prior year period), repayment of debt of $24,788 ($nil in the same prior year period), interest received of $266 ($1,065 in the same prior year period), negative change in restricted cash of $448 (positive $76 in the same prior year period) and cash received from the issuance of common shares of $3,161 ($1,714 in the same prior year period).

• Cash used in investing activities in Q3 2021 of $6,145 is an increase of $1,710 from the $4,435 seen in Q3 2020. For the nine months ended September 30, 2021, the increase from the same prior year period was $7,378. These movements are primarily due to the V2O3 project being undertaken in 2021.

• The net change in cash in Q3 2021 was an increase of $6,898, compared with a decrease of $3,320 for Q3 2020. For the nine months ended September 30, 2021, the net change in cash was an increase of $8,422, compared with a decrease of $52,604 in the same prior year period.

Net income reconciliation

The following tables provide a reconciliation from the Company's non-GAAP measures to its net income for Q3 2021.

		Q3 2021
Total V2O5 equivalent sold	lbs	5,919	A
	tonnes[1]	2,685
Produced V2O5 equivalent sold	lbs	5,621	B
	tonnes[1]	2,550
Revenues per pound sold[2]	$/lb	$9.10	C
Cash operating costs per pound[3]	$/lb	$4.01	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. The revenues per pound reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

3. The cash operating costs per pound reported is on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

		Q3 2021
Revenues		$53,861	A x C 2,685 tonnes of V2O5 equivalent sold (Q3 2020 - 2,320 tonnes), with revenues per pound sold of $9.10 (Q3 2020 - $5.37).
Cash operating costs		(22,563)	B x D Global recovery of 83.7% (Q3 2020 - 84.2%), impact of cost increases for critical consumables, including HFO and diesel.
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(2,037)		Note 20 716 tonnes of FeV sold, compared with 900 tonnes in Q2 2021 with a cost of $2,394. Unit conversion costs are increasing due to aluminium price increases.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	7

		Q3 2021
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(2,479)		Note 20 135 tonnes of V2O5 equivalent of purchased products sold, compared with 208 tonnes in Q2 2021 with a cost of $3,669 and 365 tonnes in Q3 2020 with a cost of $3,877.
Distribution costs	(1,331)		Note 20
Depreciation	(4,825)		Note 20
Loss on iron ore sales	(134)		Note 20
		(10,806)
Commercial & Corporate costs
Professional, consulting and management fees	(2,105)		Note 16 (Sales & trading plus Corporate) Increased insurance, legal, regulatory and compliance costs in Q3 2021 as a result of the Nasdaq listing earlier in 2021 and ongoing U.S. regulatory requirements.
Other general and administrative expenses	(382)
Share-based payments	(578)
		(3,065)
Largo Clean Energy		(2,144)	Note 16 2021 guidance between $7,000 and $9,000. Costs of $5,135 in the nine months ended September 30, 2021.
E&E properties		(4)	Note 16
Foreign exchange (loss) gain		(826)
Finance costs		(344)
Interest income		102
Exploration and evaluation costs		(742)

Net income before tax		13,469

Income tax expense		(2,569)
Deferred income tax expense		(1,707)

Net income		$9,193

Operations

• V2O5 production in July 2021 was 1,068 tonnes, with 1,101 tonnes produced in August and 1,091 tonnes produced in September, for a total of 3,260 tonnes of V2O5 produced in Q3 2021.

• The global recovery achieved in Q3 2021 was 83.7%, 1% lower than the 84.2% achieved in Q3 2020 and 5% higher than the 79.9% achieved in Q2 2021. The global recovery in July 2021 was 83.5%, with 84.9% achieved in August and 82.7% achieved in September. These results demonstrate the positive impact of the process improvements implemented in the crushing, milling, leaching and chemical plant areas of the operation during the shutdown in Q1 2021.

• Subsequent to Q3 2021, production in October 2021 was 874 tonnes of V2O5.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	8

• Production quantities and non-GAAP unit cost measures1 are summarized in the following table:

		Production	Average Quarterly	Cash operating costs	Total cash
	Production	Pounds	V2O5 price	excluding royalties[1]	costs[1]
Period	Tonnes	Equivalent[2]	$/lb	$/lb3	$/lb3
Q3 2021	3,260	7,187,061	$9.40	$3.53	$4.76
Q2 2021	3,070	6,768,184	$8.19	$3.39	$4.77
Q1 2021	1,986	4,378,375	$7.09	$2.87	$4.07
Q4 2020	3,340	7,363,431	$5.29	$2.56	$3.41
Q3 2020	3,092	6,816,685	$5.33	$3.14	$3.69
Q2 2020	2,562	5,648,236	$6.14	$1.89[4]
Q1 2020	2,831	6,241,279	$6.07	$2.66
Q4 2019	3,011	6,638,111	$5.37	$2.60

1. The cash operating costs excluding royalties per pound and total cash costs reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

3. For periods prior to Q2 2020, calculated from C$ using average C$/$ foreign exchange rates of 1.32 and 1.32 for Q1 2020 and Q4 2019, respectively.

4. The measure for Q2 2020 includes the benefit of tax credits of $2,187, without which the cash operating costs excluding royalties per pound would be $3.04 and total cash costs would be $4.66.

Selected Quarterly Information

Summary financial information for the eight quarters ended September 30, 2021, prepared in accordance with IFRS (in U.S. dollars):

			Basic Earnings
		Net Income	(Loss) per		Non-current
Period	Revenue	(Loss)	Share[1]	Total Assets	Liabilities
Q3 2021	$53,861	$9,193	$0.14	$315,577	$6,911
Q2 2021	54,292	8,445	0.13	318,276	8,259
Q1 2021	39,801	4,144	0.07	261,018	5,440
Q4 2020	42,254	6,881	0.12	297,806	6,295
Q3 2020	27,474	2,549	0.05	272,099	5,857
Q2 2020	8,350	(7,012)	(0.12)	268,874	5,893
Q1 2020	41,909	4,343	0.08	325,336	6,163
Q4 2019	25,808	(4,304)	(0.08)	357,661	7,342

1. Basic earnings (loss) per share has been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021 (refer to note 11).

2021 Guidance

The Company has committed a significant proportion of its monthly production in 2021 to sales of its VPURE+TM and VPURETM products, as well as FeV produced from VPURETM. The Company remains confident that its nascent but growing sales and trading division will add significant long-term value to the Company.

The Company's Maracás Menchen Mine continued operations during the nine months ended September 30, 2021. The Company continues to monitor the evolving COVID-19 pandemic and has taken preventative measures at its mine site and corporate offices to mitigate potential risks. Although there have been some challenges with logistics, there continues to be no significant impact on the Company's production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels. In addition, the restrictions imposed by the government in Brazil have not significantly impacted operations. The Company continues to follow the recommendations provided by health authorities and all corporate office personnel have been instructed to work from home where possible. The Company continues to staff critical functions at the Maracás Menchen Mine and has encouraged those in non-essential roles to work from home.

The Company's 2021 guidance is presented on a "business as usual" basis. The Company continues to monitor measures being imposed by governments globally to reduce the spread of COVID-19 and the impact that this may have on the Company's operations, sales and guidance for 2021. Although these restrictions have not, to date, had a material impact on the Company's operations and sales, the potential future impact of COVID-19 both in Brazil and globally could have a significant impact on the Company's operations, sales efforts and logistics. The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people. However, these actions may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2020 for the full discussion of the Company's Risks and Uncertainties, including those relating to the COVID-19 pandemic.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	9

On March 18, 2021, the Company announced that its Board of Directors had approved the construction of a new ilmenite concentration plant. The new plant is expected to be ready for its intended use in early 2023 and will have a capacity of approximately 150,000 tonnes of ilmenite concentrate per annum. The advanced engineering and construction of the ilmenite concentration plant is expected to cost approximately $25,200 with the majority of the costs being incurred in 2022.

The Company's LCE division is expected to incur costs of between $7,000 and $9,000 as it ramps up its activities and operations to support its business plan.

The Company has revised its 2021 production and sales guidance, with the revised guidance presented below.

2021 Guidance
Annual V2O5 equivalent production	tonnes	11,400 - 11,800
Annual V2O5 equivalent sales	tonnes	11,200 - 11,800

Cash operating costs excluding royalties[1]	$/lb	3.10 - 3.30

Sustaining capital expenditures (excluding capitalized stripping costs)		$8,000 - 10,000

1. The cash operating costs excluding royalties reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.

Operations

Largo Clean Energy

Recent Developments

On July 20, 2021, the Company announced that LCE had entered into its first VCHARGE± VRFB sales contract with Enel Green Power España ("EGPE"). Under the contract, LCE is obligated to deliver a five hour, 6.1 MWh VCHARGE± system for a project in Spain with expected commissioning in Q4 2022, subject to receipt of notice to proceed from EGPE. On July 30, 2021, the Company announced that it had received the notice to proceed.

During Q3 2021, LCE remained focused on obtaining certification of its VCHARGE± VRFB under UL1973 and UL9540, being requirements to support 2022 project deployments. The UL (Underwriters Laboratories) certifications are on track to be received by the end of Q4 2021, following which, LCE will proceed to obtain CE certification, which is expected by the end of Q2 2022. The CE certification is the European parallel to the UL certification.

A location was secured for LCE's headquarters, including a VRFB product development and stack manufacturing centre, in Massachusetts, U.S. with an expected manufacturing capacity of up to 1.4 gigawatt hours per year. The LCE team moved into the office facilities in May 2021 and building modifications are underway to enable the installation and commissioning of the stack manufacturing capacity and test equipment required to support the 2022 business plan. Substantial completion is expected by Q1 2022.

Hiring of additional personnel to support the achievement of these timelines and targets continues, including the recent hiring of a supply chain manager and resources associated with project execution.

Maracás Menchen Mine

Recent Developments

Expenditures of $20,936 were capitalized to mine properties, plant and equipment during the nine months ended September 30, 2021 (2020 - $19,759), including $6,664 of capitalized waste stripping and push back costs (2020 - $8,512). The V2O3 plant was commissioned during Q3 2021, with $7,607 reclassified from construction in progress to buildings, plant and equipment.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	10

The production of 3,260 tonnes of V2O5 in Q3 2021 was 5% higher than the 3,092 tonnes of V2O5 produced in Q3 2020. This increase is attributable to the kiln upgrades and cooler improvements implemented in January 2021, as well as the impact of process improvements implemented at that time.

The Q3 2021 global recovery of 83.7% was marginally lower than the 84.2% seen in Q3 2020 and in-line with the operational plan.

In Q3 2021, 366,484 tonnes of ore were mined with an effective grade of 1.10% of V2O5. The ore mined in Q3 2021 was 27% higher than in Q3 2020. The Company produced 113,879 tonnes of concentrate with an effective grade of 3.32%.

The COVID-19 restrictions put in place did not have an impact on the Company's operational performance in Q3 2021.

The following table is a summary of production statistics at the Maracás Menchen Mine.

	Q3 2021	Q3 2020	2021	2020
Total Ore Mined (tonnes)	366,484	287,969	971,184	749,292
Ore Grade Mined - Effective Grade[1] (%)	1.10	1.28	1.15	1.34
Effective Grade of Ore Milled (%)	1.32	1.26	1.26	1.36
Concentrate Produced (tonnes)	113,879	104,922	312,718	304,053
Grade of Concentrate (%)	3.32	3.32	3.26	3.30
Contained V2O5 (tonnes)	3,778	3,487	10,182	10,025
Crushing Recovery (%)	98.8	98.1	97.9	98.0
Milling Recovery (%)	98.3	96.5	97.7	96.5
Kiln Recovery (%)	89.9	92.5	89.6	90.9
Leaching Recovery (%)	98.9	99.7	98.1	98.6
Chemical Plant Recovery (%)	96.9	96.4	95.9	96.4
Global Recovery[2] (%)	83.7	84.2	80.6	81.8
V2O5 Produced (Flake + Powder) (tonnes)	3,260	3,092	8,316	8,485

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

The 2021 exploration drilling program commenced in May 2021, with work focused on recovering older holes at Novo Amparo Norte ("NAN") and Gulçari A Norte ("GAN") to complete televiewer surveys to aid in developing structural and geotechnical modelling at those deposits. In total, the Company completed 1,568 metres of drilling in seven holes at NAN, GAN and adjacent areas. Drilling was also initiated at the Campbell Pit with six holes (2,078 metres) focused on deep drill targeting at depth below the current resource. The in-pit detailed drilling program also commenced with one hole (80 metres) being completed.

As at the end of Q3 2021 the Company had completed 7,704 metres of diamond drilling (50 holes) at multiple targets. One additional drill hole was completed on the deep drilling at the Campbell Pit (258 metres) in the period. The Company also began in-fill drilling within the pit to aid in future mining activities. In total 2,100 metres (25 holes) of drilling were completed in the period. In addition, diamond drilling and other geological work was initiated on targets within the South Block area, south of the current mining operation. A total of 1,121 metres (nine holes) were completed during the period.

Subsequent to Q3 2021, the Company completed an additional 1,134 metres of drilling in eight holes at the Campbell Pit and South Block targets.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	11

Exploration Outlook

The Company is planning for approximately 10,000 metres of drilling in 2022. Efforts will focus on areas in the South Block with known magnetic anomalies that require work to maintain concessions in good standing in accordance with the applicable rules and regulations in Brazil. Exploration will continue to develop early-stage targets for diamond drilling and resource evaluation as deemed appropriate. Exploration on the South Block will also include soil geochemistry sampling surveying to identify areas of anomalous mineralization associated with known magnetic anomalies to further refine exploration targeting.

Campo Alegre de Lourdes

Recent Developments

The Company completed a 1,200 metre drilling program in December 2018 and has finalized the geological and structural mapping needed to satisfy the Company's contractual requirements and to develop the Company's knowledge of mineralization.

In Q3 2019, a limited drill program was completed at the Morro Branca target at the Campo Alegre de Lourdes project. From July 5 to August 5, 2019 the Company completed six diamond drill holes (1,016 metres) to test down dip extension of mineralization and to collect material for additional metallurgical testing at the Morro Branca target. Internal studies to determine potential recovery of both V2O5 and titanium dioxide ("TiO2") from the vanadiferous titanomagnetite ("VTM") mineralization are being complimented with additional work currently underway at SGS Lakefield's facility in Canada. This metallurgical testing continues and is being supplemented through the Company's internal work. The agreement with Companhia Baiana de Pesquisa Mineral ("CBPM") expired on January 11, 2020. Prior to expiration the Company met with CBPM representatives and agreed to extend the Research Agreement for an additional two years to allow the Company to continue to evaluate the geological and economic potential of the project and the renewed agreement now extends the working relationship to January 11, 2022.

During Q3 2021, the Company incurred $nil in expenditures (Q3 2020 - $nil) at Campo Alegre de Lourdes.

Outlook

Metallurgical work planned in 2020 was delayed due to the COVID-19 pandemic. The Company will look to complete this testing in 2021 and develop an exploration program based on these, and other technical results.

Northern Dancer

Recent Developments

Management is not conducting any further work at this time on the Northern Dancer property, as the majority of the Company's efforts are focused on the Maracás Menchen Mine. During Q3 2021, the Company addressed the outstanding Inspector's Direction for reclamation work with respect to historic drill roads and drill sites on the property. Due to COVID-19 restrictions for travel and work as defined by the Yukon Territory government, the time frame to complete this work was extended to July 1, 2022. The Company initiatied a small work program to bring the Company into full compliance with the conditions of the Quartz Mining Act and the Quartz Mining Land Use Regulations. Subsequent to the completion of the work program, the Company received notification that it had met all provisions of the Operating Plan and successfully resolved all outstanding concerns. The Company has received a Certificate of Closure for activities at Northern Dancer.

During Q3 2021, the Company incurred $9 in expenditures (Q3 2020 - $2) at the Northern Dancer project.

Outlook

Management is not planning any significant expenditures for the foreseeable future.

Currais Novos Tungsten Tailings Project

Recent Developments

Management is not conducting any work at this time on the Currais Novos Tungsten Tailings Project, as the majority of the Company's efforts are focused on the Maracás Menchen Mine.

Outlook

Management is not planning any significant expenditures for the foreseeable future.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	12

Financial Instruments

Financial assets and financial liabilities at September 30, 2021 and December 31, 2020 were as follows:

	September 30,	December 31,
	2021	2020
Cash	$87,567	$79,145
Restricted cash	448	-
Trade and other receivables	18,952	13,791
Accounts payable and accrued liabilities	20,092	15,968
Debt	15,000	24,788

Refer to note 8 for lease liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 18. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Liquidity And Capital Resources

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

At December 31, 2020, the price per lb of V2O5 was between $5.30 and $5.50. This increased to a range of between $8.30 and $9.25 at September 30, 2021, with an average of approximately $9.40 for Q3 2021, compared with approximately $8.19 for Q2 2021 and $5.33 for Q3 2020.

The average price per lb of V2O5 was approximately $7.98 and the average price per kg of FeV was approximately $31.89 for October 2021. At the date of the MD&A, the market price of V2O5 was in a range of $7.50 to $8.50 per lb and the market price of FeV was in a range of $31.50 to $33.00 per kg.

The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At September 30, 2021, the Company's debt balance was $15,000 following the settlement of the two credit facilities and the drawdown of the working capital facility as described below and in note 10.

Credit facilities

On March 18, 2020, the Company secured a $13,000 credit facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65,980 ($13,000) were received on March 20, 2020. On March 24, 2020 the Company secured a $11,788 credit facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60,000 ($11,788) were received on March 24, 2020.

Between January 29, 2021 and February 3, 2021, the Company completed the settlement of these outstanding credit facilities through the repayment in full of the outstanding principal amounts of $13,000 and $11,788.

On May 6, 2021, the Company secured a $15,000 working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$78,915 ($15,000) were received. This facility is due to be repaid as a lump sum payment in one year, together with accrued interest at a rate of 1.78% per annum.

Maracás Menchen Mine

The Company's vanadium production commenced during August 2014, with the first sale of V2O5 flake concluded during September 2014. Since this time, the Company has continued to further ramp up the production and sales of V2O5, as described in the "Maracás Menchen Mine" section above. In connection with the ramp-up, the Company has also evaluated its future financial requirements, including inter alia its sustaining capital and working capital needs for the next 12 months.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	13

At September 30, 2021, the Company had an accumulated deficit of $50,116 since inception (December 31, 2020 - $71,903) and had a net working capital surplus of $121,710 (December 31, 2020 - $92,950) (defined as current assets less current liabilities). At September 30, 2021, the total amount due within 12 months on the Company's debt was $15,000 (December 31, 2020 - $24,788).

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2021 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$20,092	$-	$-	$-
Debt	-	15,000	-	-
Operating and purchase commitments	13,561	1,382	173	-
	$33,653	$16,382	$173	$-

Refer to note 8 for lease liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $87,567 (December 31, 2020 - $79,145). As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and also not thousands).

At September 30, 2021, there were 64,726 common shares of the Company outstanding. At the date of this MD&A, there were 64,726 common shares of the Company outstanding.

At September 30, 2021, under the share compensation plan of the Company, 218 RSUs were outstanding and 889 stock options were outstanding with exercise prices ranging from C$6.70 to C$30.40 and expiry dates ranging between February 1, 2023 and June 22, 2026. If exercised, the Company would receive proceeds of C$11,363. The weighted average exercise price of the stock options outstanding is C$12.78.

As of the date of this MD&A, 216 RSUs and 889 stock options were outstanding with exercise prices ranging from C$6.70 to C$30.40 and expiry dates ranging between February 1, 2023 and June 22, 2026.

At September 30, 2021, 1,832 common share purchase warrants were outstanding with exercise prices ranging from C$11.50 to C$13.00 and expiring between December 1, 2022 and December 8, 2025. If these warrants were exercised, the Company would receive proceeds of C$21,580. The weighted average exercise price of the warrants is C$11.78.

As of the date of this MD&A, 1,832 common share purchase warrants were outstanding with exercise prices ranging from C$11.50 to C$13.00 and expiring between December 1, 2022 and December 8, 2025.

Transactions With Related Parties

The Q3 2021 unaudited condensed interim consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2020. The Company had transactions with related parties during Q3 2021. Refer to note 15.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedar.com and www.sec.gov.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	14

 Commitments and Contingencies

At September 30, 2021, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,548 and all payable within one year. These contracts also require that additional payments of up to approximately $3,822 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2008, Largo agreed to sell 100% of its vanadium production under an off-take agreement which, following the election by the Company, expired at the end of April 2020. The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company's vanadium products. A significant proportion of the Company's monthly vanadium production in 2021 has been committed.

The Company's mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between December 31, 2021 and December 31, 2023. Minimum rental commitments remaining under the leases are approximately $387, including $214 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $6, all due within one year.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of September 30, 2021 of $12,176.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At September 30, 2021 two such proceedings were ongoing, each in Brazil. The first relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($1,820), with a counterclaim filed by Vanádio for R$10,700 ($1,967). A provision of R$1,281 ($236) has been recognized at September 30, 2021 for the probable loss (December 31, 2020 - R$1,281 ($247)). The second proceeding relates to a consulting agreement dispute for which R$3,900 ($717) (December 31, 2020 - R$3,900 ($750)) has been claimed against two of the Company's subsidiaries. No provision has been recognized for this proceeding. The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2020 for such proceedings in an amount of R$3,538 ($681). At September 30, 2021, the provision recognized was R$3,163 ($581), of which R$3,002 ($552) was classified as current and settled in October 2021. The outcome of these proceedings remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

Disclosure Controls And Procedures And Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2020 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2020 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	15

Since the December 31, 2020 evaluation, there have been no material changes to the Company's DC&P.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the Board of Directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that as at December 31, 2020, the Company's ICFR was effective.

During the three months ended September 30, 2021, the Company did not make any significant changes to its ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates And Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the valuation of mine properties, plant and equipment and development properties, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 4(d) of the annual consolidated financial statements for the year ended December 31, 2020 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	16

 Changes In Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q3 2021 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2020.

Non-GAAP2 Measures

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the Q3 2021 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Revenues - V2O5 produced[1]	$28,627		$76,381
V2O5 sold - produced (000s lb)	3,308		10,265
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$8.65		$7.44

Revenues - V2O5 purchased[2]	$-		$455
V2O5 sold - purchased (000s lb)	-		55
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-		$8.27

Revenues - V2O5[2]	$28,627		$76,836
V2O5 sold (000s lb)	3,308		10,320
V2O5 revenues per pound of V2O5 sold ($/lb)	$8.65		$7.45

Revenues - FeV produced[1]	$22,621		$63,908
FeV sold - produced (000s kg)	716		2,321
FeV revenues per kg of FeV sold - produced ($/lb)	$31.59		$27.53

Revenues - FeV purchased[2]	$2,613		$7,210
FeV sold - purchased (000s kg)	88		265
FeV revenues per kg of FeV sold - purchased ($/lb)	$29.69		$27.21

____________________
2 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	17

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Revenues - FeV[2]	$25,234		$71,118
FeV sold (000s kg)	804		2,586
FeV revenues per kg of FeV sold ($/lb)	$31.39		$27.50
Revenues[2]	$53,861	$27,474	$147,954	$77,733
V2O5 equivalent sold (000s lb)	5,919	5,115	18,727	14,348
Revenues per pound sold ($/lb)	$9.10	$5.37	$7.90	$5.42

1. Calculated from note 16: V2O5 revenues of $28,627 less revenues from purchased products of $nil gives revenues from produced products of $28,627. FeV revenues of $25,234 less revenues from purchased products of $2,613 gives revenues from produced products of $22,621.

2. As per note 16.

Cash Operating Costs Per Pound

The Company's MD&A refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. This measure differs to the new total cash costs non-GAAP measure the Company uses to measure its overall performance (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company's MD&A refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the Q3 2021 unaudited condensed interim consolidated financial statements.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	18

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Operating costs[1]	$32,126	$20,977	$95,264	$56,786
Professional, consulting and management fees[2]	1,007	853	2,986	2,123
Other general and administrative expenses[2]	236	390	1,003	1,155
Less: loss on iron ore sales[1]	(134)	-	(50)	-
Less: conversion costs[1]	(2,037)	-	(6,660)	-
Less: product acquisition costs[1]	(2,479)	(3,877)	(8,656)	(7,180)
Less: distribution costs[1]	(1,331)	-	(3,839)	-
Less: inventory write-down[3]	-	-	(2)	(317)
Less: depreciation and amortization expense[1]	(4,825)	(3,264)	(15,713)	(11,745)
Cash operating costs	22,563	15,079	64,333	40,822
Less: royalties[1]	(2,707)	(1,552)	(6,588)	(5,149)
Cash operating costs excluding royalties	19,856	13,527	57,745	35,673
Produced V2O5 sold (000s lb)	5,621	4,310	17,686	13,195
Cash operating costs per pound ($/lb)	$4.01	$3.50	$3.64	$3.09
Cash operating costs excluding royalties per pound ($/lb)	$3.53	$3.14	$3.27	$2.70

1. As per note 20.

2. As per the Mine properties segment in note 16.

3. As per note 5.

Total Cash Costs

The Company's MD&A refers to total cash costs, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Company is performing at producing and selling vanadium products compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Total cash costs are a non-GAAP performance measure that includes all operating costs, sales and distribution costs and the Company's total professional, consulting and management fees and other general and administrative expenses, except those incurred in the Company's LCE division. Total cash costs exclude royalties, depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation costs, exploration and evaluation costs, capital expenditures and all costs incurred in the Company's LCE division. These costs are then divided by the total pounds of vanadium sold by the Company to arrive at total cash costs.

This measure differs from cash operating costs per pound in that it includes all operating costs, sales and distribution costs, professional, consulting and management fees and other general and administrative expenses (except those incurred in the Company's LCE division), rather than just those costs from the Mine properties segment, and is calculated on total V2O5 equivalent pounds sold rather than pounds sold that were produced by the Maracás Menchen Mine. The Company believes this will be a more accurate reflection of its all- in unit costs.

This total cash costs measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs to operating costs as per the Q3 2021 unaudited condensed interim consolidated financial statements.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	19

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Operating costs[1]	$32,126	$20,977	$95,264	$56,786
Professional, consulting and management fees[2]	3,112	2,094	9,195	5,026
Other general and administrative expenses[2]	618	643	2,868	2,302
Less: loss on iron ore sales[1]	(134)	-	(50)	-
Less: depreciation and amortization expense[1]	(4,825)	(3,264)	(15,713)	(11,745)
Less: royalties[1]	(2,707)	(1,552)	(6,588)	(5,149)
	$28,190	$18,898	$84,976	$47,220
V2O5 equivalent sold (000s lb)	5,919	5,115	18,727	14,348
Total cash costs ($/lb)	$4.76	$3.69	$4.54	$3.29
From above	$28,190	$18,898	$84,976	$47,220
Less: product acquisition costs[1]	(2,479)	(3,877)	(8,656)	(7,180)
	$25,711	$15,021	$76,320	$40,040
Produced V2O5 sold (000s lb)	5,621	4,310	17,686	13,195
Total cash costs excluding product acquisition costs($/lb)	$4.57	$3.49	$4.32	$3.03

1. As per note 20.

2. As per the sum of the Sales & trading, Mine properties and Corporate segments in note 16.

Risks And Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2020, which is filed on www.sedar.com and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	20

Trademarks are owned by Largo Inc. (formerly Largo Resources Ltd).

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment, the timing and cost related to the build out of the ilmenite plant, eventual production from the ilmenite plant, the ability to sell ilmenite on a profitable basis; growth of the Company's sales and trading division, the extent and overall impact of the COVID-19 pandemic in Brazil and globally; and the extent and impact of global freight delays and higher inventory transit time. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the Company's ability to build, finance and operate a VRFB business, the Company's ability to protect and develop its technology, the Company's ability to maintain its IP, the Company's ability to market, sell and fulfill orders for its VCHARGE± battery system on specification and at a competitive price, the Company's ability to secure the required production resources to build its VCHARGE± battery system, and the adoption of VFRB technology generally in the market.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, iron ore and ilmenite; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy; the availability of financing for operations and development; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery); that the Company's current plans for iron ore, ilmenite and VRFBs can be achieved; the Company's decision to transition to a VRFB business will be successful; the Company's ability to attract and retain skilled personnel and directors; and the accuracy of the Company's mineral resource estimates (including size, grade and recoverability) and the geological, operational and price assumptions on which these are based.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5 and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed VRFB technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2020 which is filed on www.sedar.com and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	21

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking Statements	Assumptions	Risk Factors

The Q3 2021 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was $15,000.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	22

Forward-looking Statements	Assumptions	Risk Factors
Production volumes are expected to achieve the expanded nameplate capacity of 1,100 tonnes per month during 2021. 2021 Production Guidance: 11,400 - 11,800 tonnes	The Company assumes that consistent production levels will reach a level of or in excess of 1,100 tonnes per month beginning in Q3 2021.

The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecast may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	23

Forward-looking Statements	Assumptions	Risk Factors
2021 Costs Guidance: Cash operating costs excluding royalties[1] $3.10 - $3.30 [1] This measure is on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MD&A.	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.

Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	24

Forward-looking	Assumptions	Risk Factors
Statements

Sustaining capital expenditures of approximately $8,000 to $10,000 are expected to be required in 2021 to reach and sustain the operational capacity to produce 1,100 tonnes per month (excluding capitalized waste stripping costs).

Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.

Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; and fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	25

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

This MD&A uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Inferred mineral resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021	26